UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

China SXT Pharmaceuticals, Inc.

(Name of Issuer)

Ordinary Shares, $0.001 par value per share

(Title of Class of Securities)

G2161P108

(CUSIP Number)

May 2, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP No. G2161P108

1.	Names of Reporting Persons

Waqas Khatri

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Pakistan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	2,000,000
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	2,000,000
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,000,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

7.5%

12.	Type of Reporting Person (See Instructions)

IN

*	Ownership information above is as of the close of business on May 7, 2019, the business day before the date of filing of this Schedule 13G.

Page 2 of 8 Pages

CUSIP No. G2161P108

1.	Names of Reporting Persons

Ayrton Capital LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	2,000,000
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	2,000,000
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,000,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

7.5%

12.	Type of Reporting Person (See Instructions)

OO

*	Ownership information above is as of the close of business on May 7, 2019, the business day before the date of filing of this Schedule 13G.

Page 3 of 8 Pages

CUSIP No. G2161P108

1.	Names of Reporting Persons

Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	2,000,000
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	2,000,000
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,000,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

7.5%

12.	Type of Reporting Person (See Instructions)

CO

*	Ownership information above is as of the close of business on May 7, 2019, the business day before the date of filing of this Schedule 13G.

Page 4 of 8 Pages

Item 1.

(a)	The name of the issuer is China SXT Pharmaceuticals, Inc. (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 178 Taidong Rd North, Taizhou, Jiangsu, China.

Item 2.

(a)	This statement (this “Statement”) is being filed by: (1) Waqas Khatri; (2) Ayrton Capital LLC, a Delaware limited liability company (the “Investment Manager”); and (3) Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B, a Cayman Islands exempted company (the “Fund”) (all of the foregoing, collectively, the “Reporting Persons”). The Fund is a private investment vehicle. The Fund directly owns the Common Stock (as defined below) reported in this Statement. Mr. Khatri and the Investment Manager may be deemed to beneficially own the Common Stock owned directly by the Fund. Each Reporting Person disclaims beneficial ownership with respect to any shares other than the shares owned directly by such Reporting Person.

(b)	The principal business office of the Reporting Persons is 222 Broadway, 19th Floor, New York, NY 10038.

(c)	For citizenship information see Item 4 of the cover page of each Reporting Person.

(d)	This Statement relates to the Ordinary Shares, $0.001 par value per share, of the Issuer (the “Ordinary Shares”).

(e)	The CUSIP Number of the Ordinary Shares is G2161P108.

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Page 5 of 8 Pages

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________________

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2, which information is given as of the close of business on May 7, 2019, the business day before the date of filing of this Schedule 13G, and is also accurate as of the Event Date of May 2, 2019. The percentage ownership of each Reporting Person is based on: (x) 22,706,701 Ordinary Shares outstanding as of April 16, 2019, as reported by the Issuer in its Form 6-K filed with the Securities and Exchange Commission on April 17, 2019; plus (y) an additional 4,000,000 Ordinary Shares issued by the Issuer on May 2, 2019, as reported by the Issuer in its Form 6-K filed with the Securities and Exchange Commission on May 3, 2019.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)	Not applicable.

(b)	Not applicable.

(c)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2019

Waqas Khatri

Ayrton Capital LLC

Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B

By: /s/ Waqas Khatri

Waqas Khatri, for himself and as
the Managing Member of the Investment Manager
(for itself and on behalf of the Fund)

Page 7 of 8 Pages

EXHIBIT INDEX

Exhibit No.	Document

1	Joint Filing Agreement

Page 8 of 8 Pages